Exhibit 99.82

NexTech AR Solutions Corp.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED MAY 31, 2019

(EXPRESSED IN CANADIAN DOLLARS)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of NexTech AR Solutions Corp.

Opinion

We have audited the consolidated financial statements of NexTech AR Solutions Corp. (the “Company”), which comprise the consolidated statements of financial position as at May 31, 2019 and 2018, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the year ended May 31, 2019 and for the period from incorporation on January 12, 2018 to May 31, 2018, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2019 and 2018, and its financial performance and its cash flows for the year ended May 31, 2019 and the period from incorporation on January 12, 2018 to May 31, 2018 in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 to the financial statements, which describes events or conditions that indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises the information included in Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is David Goertz.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, BC

October 2, 2019

NexTech AR Solutions Corp.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	May 31, 2019	May 31, 2018
ASSETS
Current assets
Cash	$329,678	$2,523,717
Receivables (Note 4)	421,274	14,325
Prepaids and deposits	178,715	62,444
Inventory (Note 5)	579,857	-
Total current assets	1,509,524	2,600,486
Non-current assets
Equipment (Note 6)	149,879	41,364
Intangible assets (Note 7)	6,188,060	2,329,861
Total non-current assets	6,337,939	2,371,225
TOTAL ASSETS	$7,847,463	$4,971,711

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 8)	$747,479	$160,031
Other payables (Note 3)	772,078	-
Convertible debenture (Note 9)	-	218,024
Total current liabilities	1,519,557	378,055
Long-term liabilities
Deferred income tax liability (Note 16)	193,435	-
Total Long-term liabilities	193,435	-

TOTAL LIABILITIES	1,712,992	378,055

EQUITY
Share capital (Note 10)	10,551,142	5,375,398
Equity portion of convertible debenture (Note 10)	-	44,324
Cumulative translation adjustment	7,687	-
Reserves (Note 10)	1,069,257	-
Deficit	(5,493,615)	(826,066)
TOTAL SHAREHOLDERS’ EQUITY	6,134,471	4,593,656
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,847,643	$4,971,711

Nature of operations and going concern (Note 1)

Commitments (Note 15)

Events after the reporting date (Note 17)

These financial statements were authorized for issuance by the Board of Directors on October 2, 2019.

Approved by the Board of Directors

“Evan Gappelberg “ , Director	“Paul Duffy” , Director

The accompanying notes are an integral part of these consolidated financial statements.

NexTech AR Solutions Corp.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

		Period from
		incorporation on
	Year ended	January 12, 2018 to
	May 31, 2019	May 31, 2018
REVENUES	$2,002,365	$24,947
COST OF GOODS SOLD (Note 5)	(1,418,358)	(10,621)
Gross profit	584,007	14,326
GENERAL AND ADMINISTRATIVE EXPENSES
Accretion expense (Notes 3 and 9)	21,051	12,348
Administrative fees and office costs (Note 11)	690,352	51,273
Advertising and marketing	259,676	-
Amortization (Note 7)	124,339	13,889
Business development	23,518	-
Consulting fees and employee costs (Note 11)	1,580,840	220,055
Depreciation (Note 4)	27,944	548
Foreign exchange gain	(109,414)	(25,536)
Impairment of intangible asset (Note 7)	194,444	-
Investor relations	547,859	52,093
Management fees (Note 11)	352,432	50,930
Payroll and benefits	160,236	-
Professional fees	325,545	54,392
Sales and marketing	59,863	-
Share-based payments (Notes 10 and 11)	750,882	370,125
Transfer agent and regulatory fees	60,300	-
Travel	197,660	40,275
Total general and administrative expenses	(5,267,527)	(840,392)
Loss before income taxes	(4,683,520)	(826,066)
Deferred income tax recovery	15,971	-
NET LOSS	(4,667,549)	(826,066)
Other comprehensive income
Exchange differences on translating foreign operations	7,687	-
TOTAL COMPREHENSIVE LOSS	$(4,659,862)	$(826,066)
Loss per common share
Basic and diluted loss per common share	$(0.11)	$(0.04)
Weighted average number of common shares outstanding	44,443,149	22,081,328

The accompanying notes are an integral part of these consolidated financial statements.

NexTech AR Solutions Corp.

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

			Equity
			portion of
	Number of	Share	convertible
	shares	capital	debenture	Reserves	Deficit	Total
Balance as at January 12, 2018 (incorporation)	-	$-	$-	$-	$-	$-
Acquisition of intangible assets	16,775,000	2,343,750	-	-	-	2,343,750
Equity portion of convertible debenture	-	-	44,324	-	-	44,324
Founders’ financing	8,225,000	411,250	-	-	-	411,250
Private placement	11,213,600	2,803,400	-	-	-	2,803,400
Share issuance costs	224,272	(238,002)	-	-	-	(238,002)
Shares issued for services	1,100,000	55,000	-	-	-	55,000
Net loss	-	-	-	-	(826,066)	(826,066)
Balance as at May 31, 2018	37,537,872	5,375,398	44,324	-	(826,066)	4,593,656
Capital contribution	-	-	-	318,375	-	318,375
Conversion of convertible debentures	5,000,000	280,994	(44,324)	-	-	236,670
Acquisition of AR Ecommerce LLC	2,000,000	1,620,000	-	-	-	1,620,000
Acquisition of intangible assets	300,000	114,000	-	-	-	114,000
Partial escrow cancellation	(400,000)	-	-	-	-	-
Shares issued for exercise of warrants	9,311,500	3,080,750	-	-	-	3,080,750
Shares released from escrow for services	-	80,000	-	-	-	80,000
Stock-based compensation	-	-	-	750,882	-	750,882
Net loss	-	-	-	-	(4,667,549)	(4,667,549)
Translation of foreign operations	-	-	-	7,687	-	7,687
Balance as at May 31, 2019	53,749,372	$10,551,142	$-	$1,076,944	$(5,493,615)	$6,134,471

The accompanying notes are an integral part of these consolidated financial statements.

NexTech AR Solutions Corp.

Consolidated Statement of Cash Flows

(Expressed in Canadian dollars)

		Period from
		incorporation on
	Year ended	January 12, 2018 to
	May 31, 2019	May 31, 2018
OPERATING ACTIVITIES
Net loss	$(4,667,549)	$(826,066)
Items not affecting cash:
Amortization	124,339	13,889
Accretion expense	21,051	12,348
Deferred income tax recovery	(15,197)	-
Depreciation	27,944	548
Share-based payments	830,882	370,125
Write-off of intangible asset	194,444	-
Changes in non-cash working capital items
Receivables	(341,108)	(14,325)
Prepaid expenses and deposits	(115,408)	(62,444)
Inventory	(71,789)	-
Accounts payable and accrued liabilities	461,505	221,281
Net cash used in operating activities	(3,550,886)	(284,644)
INVESTING ACTIVITIES
Cash acquired on a business combination	128,670	-
Purchase of equipment	(127,124)	(41,912)
Acquisition of Infinite Pet Life	(1,760,294)	-
Acquisition of HootView	(85,664)	-
Net cash used in investing activities	(1,844,412)	(41,912)
FINANCING ACTIVITIES
Convertible debenture	-	250,000
Proceeds from the issue of shares, net of share issuance costs	3,080,750	2,600,273
Capital contribution	106,338	-
Net cash provided by financing activities	3,187,088	2,850,273
Foreign exchange	14,171	-
Net change in cash	(2,194,039)	2,523,717
Cash, beginning	2,523,717	-
Cash, ending	$329,678	$2,523,717

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

NexTech AR Solutions Corp. (the “Company” or “NexTech”) was incorporated in the province of British Columbia on January 12, 2018. The Company’s principal business activities are the acquisition and development of augmented reality technology for purpose of generating advertising revenue and sale of its Applications (“Apps”) and retail sales of vacuum cleaners and pet supplements online. The Company’s shares are traded on the Canadian Securities Exchange under the symbol “NTAR”. The Company’s registered office is located at 501– 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. To date, the Company has incurred significant losses and further losses are anticipated in the development of its business. The Company’s ability to continue as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to generate revenue to establish profitable operations and to obtain the necessary equity or debt financing to fund operations as required. These factors indicate the existence of uncertainty on the ability of the Company to continue as a going concern. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Basis of Presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These consolidated financial statements were authorized for issue by the Board of Directors on October 2, 2019.

Basis of Measurement

These financial statements have been prepared on a historical cost basis and have been prepared using the accrual basis of accounting except for cash flow information. They are presented in Canadian dollars (“CAD”), which is also the Company’s functional currency.

Basis of Consolidation

These consolidated financial statements include the financial statement of the Company and the entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances have been eliminated.

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The Company’s wholly owned subsidiaries are NexTech AR Solutions USA LLC and AR Ecommerce LLC.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Foreign Currency Translation

These financial statements are presented in Canadian dollars, except when otherwise indicated. The functional currency of each entity is measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian dollar.

On October 3, 2018, the Company incorporated NexTech AR Solutions USA LLC in the state of Delaware, USA (“NexTech USA”). NexTech USA is a wholly-owned subsidiary of NexTech. Management has determined that the functional currency of NexTech USA is the US dollar. On January 7, 2019, the Company acquired 100% of AR Ecommerce, LLC (“AR Ecomm”). Management has determined that the functional currency of AR Ecomm is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

For the Company, transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the reporting date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of comprehensive loss. For the Company’s two US subsidiaries, all assets and liabilities are translated at the exchange rate on the reporting date. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains or losses are included as other comprehensive income in the statement of comprehensive loss.

Intangible Assets and Goodwill

Intangible assets are recognized and measured at cost. Intangible assets with finite useful lives are amortized using the straight-line method over the useful life of the asset. The Company conducts an annual assessment of the residual balances, useful lives and amortization methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively. The Company has determined that the intangible assets, reported as the AR technology License and the edCetra license have indefinite lives. Intangibles with finite lives consist of: websites, customer relationships, supplier relationships, trademark/ domain name and the mobile application are amortized on a straight-line basis over the useful lives of those assets. Websites, customer relationships and supplier relationships are amortized over 10 years. Trademark/ domain names are amortized over 4 years.

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators exist, then the asset’s recoverable amount is estimated. The recoverable amounts of the following types of intangible assets are measured annually, whether or not there is any indication that it may be impaired:

●	an intangible asset with an indefinite useful life;

●	an intangible asset not yet available for use; and

●	goodwill recognized in a business combination.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

The recoverable amount of an asset or cash-generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

The Company’s corporate assets generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of comprehensive loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill and intangible assets that have indefinite useful lives, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed in a subsequent period when there has been an increase in the recoverable amount of a previously impaired asset or CGU. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Financial Instruments

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value in other comprehensive income (“FVOCI”); or fair value in profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial liabilities, are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest and any transaction costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition. Other financial liabilities are de-recognized when the obligations are discharged, cancelled or expired. In cases where the fair value option is chosen for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

A single expected credit loss model is used for calculating impairment for financial assets, which is based on changes in credit quality since initial recognition.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of net (loss) income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued plus any liabilities incurred to the former owner. Assets acquired and liabilities assumed (including assets and liabilities of the acquiree not previously recognized) in the business combination are measured initially at fair values at the date of acquisition, irrespective of the extent of any minority interest. Goodwill is initially measured at cost being the excess of the purchase consideration of the business combination over the Company’s share in the net fair value of the acquiree’s identifiable assets and liabilities. If the purchase consideration is less than the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognized directly in profit or loss.

Convertible Debentures

The components of the compound financial instrument (convertible debenture) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. The conversion option that will be settled by the exchange of a fixed amount in cash for a fixed number of equity instruments of the Company is classified as an equity instrument. At the issue date, the liability component is recognized at fair value, which is estimated using the effective interest rate on the market for similar nonconvertible instruments. Subsequently, the liability component is measured at amortized cost using the effective interest rate until it is extinguished on conversion or maturity.

The value of the conversion option classified as equity is determined at the issue date, by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This amount is recognized in equity, net of tax effects, and is not revised subsequently. When the conversion option is exercised, the equity component of the convertible debentures will be transferred to share capital. No profit or gain is recognized to the conversion or expiration of the conversion option.

Transaction costs related to the issuance of the convertible debentures are allocated to the liability and equity components in proportion to the initial carrying amounts. Transaction costs related to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying value of the liability component and amortized over the estimated useful life of the debentures using the effective interest rate method.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Inventory

Inventory consists of vacuum cleaners, parts and pet health supplements which are carried at the lower of cost and net realizable value. The fair value of inventory acquired in business combinations is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average cost basis. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory are written down to net realizable value.

Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses. Equipment is amortized on a straight-line basis over five years.

Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use, along with the future cost of dismantling and removing the asset. When parts of equipment have different useful lives, they are accounted for as separate items (major components) of equipment. The cost of major overhauls of parts of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair value on the measurement date and classified as equity. The measurement date is defined the date at which the counterparty’s services are rendered or the Company obtains the goods.

The Company has adopted the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in private placements was determined to be the more easily measurable component and the shares were valued at the full unit value. No value was attributed to the warrants because the Company is newly incorporated, and its shares are not trading on any exchange. Transaction costs on the issuance of equity instruments for cash are recognized as a deduction from equity.

Share-Based Payment Transactions

The Company grants stock options to purchase common shares of the Company to directors, officers, employees, and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee, including directors of the Company. The fair value of the stock options granted is measured at grant date and each tranche is recognized on a graded basis over the vesting period. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At the end of each reporting period, the amount recognized as an expense for unvested options is adjusted to reflect the number of the options that are expected to vest. If the options are forfeited subsequent to vesting or expire, the amount recorded to the reserves is transferred to deficit.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Revenue Recognition

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

The Company has four revenue streams: services rendered for augmented reality, sale of mobile apps, sale of vacuum cleaners and parts, and sale of pet supplements. Revenue generated from the sale of apps is recognized when control is transferred to the customer based on the real-time purchase of the application on an IOS or Android platform. Revenues from advertising are recognized as earned where the amount is determined based on the number of user clicks. The Company sells its products through its retail store and has e-commerce sales through its website and other sales channels. Retail store sales are recognized at the point of sale, whereas e-commerce sales are recognized when the goods are shipped. Revenue excludes sales tax and is recorded net of discounts and an allowance for estimated returns unless the terms of the sale are final. A receivable is recognized when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

Cost of Sales

Cost of sales includes the expenses incurred to acquire the inventory for sale, including product costs, shipping costs as well as provisions for reserves related to product shrinkage, obsolete inventory and lower of cost and net realizable value adjustments when required.

Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to equity shareholders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted loss per share is calculated by adjusting the loss attributable to equity shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized, or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Accounting Estimates

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

Carrying value and recoverability of equipment and intangible assets

The Company has determined that equipment and intangible assets that are capitalized may have future economic benefits and may be economically recoverable. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market condition and useful lives of assets. The recoverable amount of the Company’s licenses relied on sales projections which are inherently judgemental and subjective and future results may not be consistent with the amounts used in the impairment test.

Recovery of deferred tax assets

The Company estimates the expected manner and timing of the realization or settlement of the carrying value of its assets and liabilities and applies the tax rates that are enacted or substantively enacted on the estimated dates of realization or settlement. Any changes to the timing of the realization or settlement of these items could impact their value.

Share-based payments

Management is required to make a number of estimates when determining the fair value of the payments resulting from share-based transactions, including the forfeiture rate and expected life of the instruments.

Critical Accounting Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include, but are not limited to:

Going concern

The Company may need to raise additional capital to continue as a going concern. Management believes that it can generate revenue from its technology assets and raise additional capital to fund its ongoing operations and accordingly these statements have been prepared on a going concern basis.

Business combinations

The determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or economic benefits.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Business combination versus asset acquisition

The Company considered the applicability of IFRS 3 – Business Combination (“IFRS 3”) with respect to the acquisitions (Note 3). IFRS 3 defines a business as having a system where inputs enter a process to produce outputs. The Company has determined that the acquisitions of AR Ecomm and Infinite Pet Life are business combinations and accordingly accounted for as such.

Research and development costs

Research costs are recognized as an expense when incurred but development costs may be capitalized as intangible assets if certain conditions are met as described in IAS 38, Intangible Assets. Management has determined that development costs do not meet the conditions for capitalization under IAS 38 and all research and development costs have been expensed.

Accounting pronouncements not yet effective

In January 2016, the IASB issued IFRS 16 - Leases, which supersedes IAS 17 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. The standard requires the lessees to recognize a lease liability reflecting discounted future lease payments and a “right-of-use asset” for all lease contracts, and record it on the statement of financial position, except with respect to lease contracts that meet limited exception criteria. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted.

The Company will apply IFRS 16 retrospectively and recognize the cumulative effect of initial application on June 1, 2019, subject to permitted and elected practical expedients. The Company will not apply this standard to short-term leases and leases for which the underlying asset is of low value. The Company has elected not to separate non-lease components from lease components for all underlying asset classes except Property, which the Company has elected to separate and exclude non-lease components from lease components.

The Company continues to assess and quantify the effect of this standard on the consolidated financial statements, information systems and internal controls. During the fourth quarter, the Company has further reviewed existing contracts for lease recognition, completed an analysis of discount rates and the tax-effects of leases upon retrospective adoption.

The measurement of the total lease expense over the term of a lease will be unaffected by the new standard, however, management expects to recognize additional right-of-use assets and lease obligations on the consolidated statement of financial position. Management also expects changes to cost of sales as operating expenses will be presented as depreciation and finance costs. Material changes are expected to the consolidated statement of financial position and immaterial changes to the consolidated statement of comprehensive loss. Although total cash movement will be unchanged, the presentation in the statement of cash flows will differ under the new standard.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

3.	ACQUISITIONS

Acquisition of AR Ecomm

On January 7, 2019, the Company acquired a 100% interest of AR Ecomm from its CEO and COO who each held a 50% interest. NexTech issued 1,000,000 common shares to each officer for a total fair value of $1,620,000. On October 31, 2018, AR Ecomm purchased the assets of an internet-related business, Vacuum Cleaner Market. Vacuum Cleaner Market is a vacuum cleaner retailer focused on high-end residential vacuums, supplies, and parts, through their retail location and online sales channels.

At the time of the acquisition, the Company determined that AR Ecomm constituted a business as defined under IFRS 3, Business Combinations, and accounted for it as such. The Company has recognized the identifiable assets and liabilities acquired at their estimated acquisition date fair values. Fair values were determined based on discounted cash flows.

The purchase price allocation (“PPA”) is as follows. The PPA determined at the Acquisition date is preliminary and subject to change up to a period of one year from the Acquisition date upon finalization of fair value determination.

Purchase Price
Common shares issued to acquire AR Ecomm	2,000,000
Closing price of NexTech on January 7, 2019	$0.81
Total	$1,620,000

Value of Tangible Assets less Liabilities
Cash	$128,670
Accounts receivable	65,841
Inventory	303,235
Office furniture and equipment	9,335
Accounts payable and accrued liabilities	(337,117)
Other payables	(11,474)
Deferred tax liability	(206,617)
(48,127)
Valuation of Identified Intangible Assets
Customer Relationship	329,675
Trademark/Domain Name	408,772
738,447
Goodwill	929,680
Reconciliation to Purchase Price	$1,620,000

The Company estimated the fair value of AR Ecomm’s supplier relationships and trademark/domain name based on an excess earnings cash flow model using a discount rate of 20% per annum. Furthermore, the excess of the consideration paid over the fair value of the identifiable assets (liabilities) acquired were recognized as goodwill, which primarily consisted of the assembled workforce.

From the date of the acquisition to May 31, 2019, the acquired business contributed $1,507,700 of revenue and a net loss of $100,897.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

3.	ACQUISITIONS (continued)

Acquisition of HootView

On February 6, 2019, the Company acquired 100% of HootView.com (the “HootView”) for CDN$85,664 (US$65,000). Hoot provides 3D and 360-degree product photography, in conjunction with spin and zoom technology to online retailers through their website.

At the time of the acquisition, the Company determined that HootView does not constitute as a business as defined under IFRS 3, Business Combinations, and accounted for it as an asset acquisition. The Company has recognized the identifiable assets and liabilities acquired at their estimated acquisition date fair values. The domain name was recorded as an intangible asset with a fair value of $85,664.

Acquisition of Infinite Pet Life:

On April 10, 2019, the Company purchased a web site called Infinite Pet Life (“IPET”) for US$1,926,662 on the following terms:

−	US$1,200,000 (CAD $1,604,364) was paid in cash on closing;

−	US$726,662 in deferred payments over six equal monthly instalments of US$121,110 on the 10th of each month from May to October 2019.

IPET sells health supplements for pets through online sales channels. At the time of the acquisition, the Company determined that IPET constituted a business as defined under IFRS 3, Business Combinations, and accounted for it as such. The Company has recognized the identifiable assets and liabilities acquired at their estimated acquisition date fair values.

The PPA is as follows. The PPA determined at the Acquisition date is preliminary and subject to change up to a period of one year from the Acquisition date upon finalization of fair value determination.

Purchase Price
Cash paid on closing date	$1,604,364
Purchase price installments payable	914,282
Total	$2,518,646

Valuation of Identified Intangible Assets
Inventory	$209,455
Customer Relationship	250,037
Trademark/Domain Name	661,484
1,120,976
Total
Goodwill	1,397,670
Reconciliation to Purchase Price	$2,518,646

The Company estimated the fair value of IPET’s customer relationships and trademark/domain name based on an excess earnings cash flow model using a discount rate of 20% per annum. Furthermore, the excess of the consideration paid over the fair value of the identifiable assets were recognized as goodwill, which primarily consisted of the assembled workforce.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

3.	ACQUISITIONS (continued)

The deferred payments of US$726,662 over six equal monthly instalments of US$121,110 on the 10th of each month from May to October 2019 was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 20% was used. The changes in the value of the deferred payments during the year ended May 31, 2019 is as follows:

Balance, May 31, 2018
Amount at date of acquisition	$914,282
Monthly installments	(160,552)
Accretion expense	2,690
Foreign exchange	15,658
Balance, May 31, 2019	$772,078

From the date of the acquisition to May 31, 2019, the acquired business contributed $371,830 of revenue and a net income of $15,996.

4.	RECEIVABLES

	May 31, 2019	May 31, 2018
Trade receivables	$308,842	$14,325
GST receivable	112,432	-
Receivables	$421,274	$14,325

The Company’s trade receivables at May 31, 2019, include $110,608 from vacuum cleaner sales and $198,234 from sales of pet health supplements.

5.	INVENTORY

	May 31, 2019	May 31, 2018
Vacuum cleaners and parts	$449,883	$-
Pet health supplements	129,974	-
	$579,857	$-

For the year ended May 31, 2019, $868,379 (period ended May 31, 2018 - $Nil) of inventory was recognized in cost of sales.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

6.	EQUIPMENT

	Trade show	Office
	equipment	equipment	Total
Costs
As at January 12, 2018 (inception)	$-	$-	$-
Additions	16,440	25,472	41,912

May 31, 2018	16,440	25,472	41,912
Additions	-	127,124	127,124
Acquired through a business combination	-	9,335	9,335
May 31, 2019	16,440	161,931	178,371
Accumulated depreciation
As at January 12, 2018 (inception)	-	-	-
Additions	548	-	548
May 31, 2018	548	-	548
Additions	3,288	24,656	27,944
May 31, 2019	3,836	24,656	28,492
Net book value
May 31, 2018	$15,892	$25,472	$41,364
May 31, 2019	$12,604	$137,275	$149,879

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

7.	INTANGIBLE ASSETS

The following table summarizes the continuity of the Company’s intangible assets:

		App		Customer	Supplier
	Licenses	portfolio	Websites	relationship	relationship	Trademark	Goodwill	Total
	$	$	$	$	$	$	$	$
Costs
As at January 12, 2018	-	-	-	-	-	-	-	-
Additions	2,093,750	250,000	-	-	-	-	-	2,343,750
May 31, 2018	2,093,750	250,000	-	-	-	-	-	2,343,750
Additions	114,000	-	85,664	250,037	329,675	1,070,256	2,327,350	4,176,982
Impairment	-	(250,000)	-	-	-	-	-	(250,000)
May 31, 2019	2,207,750	-	85,664	250,037	329,675	1,070,256	2,327,350	6,270,732
Accumulated depreciation
As at January 12, 2018	-	-	-	-	-	-	-	-
Additions	-	13,889	-	-	-	-	-	13,889
May 31, 2018	-	13,889	-	-	-	-	-	13,889
Additions	-	41,667	2,677	3,480	13,050	63,465	-	124,339
Impairment	-	(55,556)	-	-	-	-	-	(55,556)
May 31, 2019	-	-	2,677	3,480	13,050	63,465	-	82,672
Net book value
May 31, 2018	2,093,750	236,111	-	-	-	-	-	2,329,861

May 31, 2019	2,207,750	-	82,987	246,557	316,626	1,006,792	2,327,950	6,188,060

Licenses

On December 3, 2018, the Company acquired a license for an on-line learning technology, edCetra, from its COO by issuing 300,000 common shares with a fair value of $114,000. edCetra is a part of the Company’s augmented reality platform. The transaction was an asset acquisition and the license has been recorded as an intangible asset.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

7.	INTANGIBLE ASSETS (continued)

Licenses (continued)

On March 20, 2018, the Company issued 12,000,000 shares with a fair value of $1,150,000 to acquire a license for augmented reality technology (Note 10). The Company purchased the license to use it as a platform for generating advertising revenue. The license was acquired from Future Farm Technologies Inc. (“Future Farm”). Future Farm is a related party as it has directors in common and as a part of this transaction became a major shareholder. Future Farm had originally acquired the license for $1,150,000. As no considerable work had been performed or events had occurred since the acquisition by Future Farm, the fair value was determined to approximate the original purchase price. Additionally, in relation to the license, the Company issued 3,775,000 shares valued at $943,750 to satisfy an existing commitment between Future Farm and the original vendor (Note 10).

The Company estimated the recoverable amount based on the value-in-use method which was higher than the carrying value at May 31, 2019. The key assumptions used in the calculation of the recoverable amount include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts. Cash flows were projected out 10 years and a terminal value was calculated using a long-term steady growth of average subscribers on a monthly basis. The discount rate of 20% was calculated to reflect the risk-free rate and illiquidity of the asset.

App portfolio

On March 20, 2018, the Company issued 1,000,000 common shares with a fair value of $250,000 to acquire an application (“App”) portfolio from Future Farm (Note 10). The App portfolio generates revenue from sales and advertising. During the year ended May 31, 2019, the management determined that there existed significant uncertainty as to whether the Company would derive future positive cash flows from this asset; therefore, the Company recognized an impairment charge of $194,444.

AR Ecomm

On January 7, 2019, the Company acquired a 100% interest in AR Ecomm, consisting of supplier relations with a fair value of $329,675 and trademark/domain name of $408,772 (Note 3).

IPET

On April 10, 2019, the Company acquired 100% interest in IPET consisting of customer relationships with a fair value of $250,037 trademark/domain name of $661,484 (Note 3).

Website

On February 6, 2019, the Company acquired 100% of HootView for US$65,000 ($85,664), which included a domain name. (Note 3).

Goodwill

In January 2019, the Company acquired a 100% interest in AR Ecomm, which included goodwill, valued at $929,680, at the time of acquisition (Note 3). In April 2019, the Company acquired a 100% interest in Infinite Pet Life, which included goodwill, valued at $1,397,670, at the time of acquisition (Note 3). During the year ended May 31, 2019, the Company recognized a currency translation adjustment of $7,687 (2018 - $Nil). Both AR Ecomm and Infinite Pet Life were determined to be separate cash-generating units and therefore the attributable goodwill was tested for impairment separately. The Company estimated the recoverable amount based on the value-in-use method which was higher than the carrying value at May 31, 2019.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

7.	INTANGIBLE ASSETS (continued)

The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts. Cash flows were projected out 5 years and a terminal value was calculated using a long-term steady growth of 5%. The discount rate of 20% was used.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	May 31, 2019	May 31, 2018
Accounts payable	$534,217	$110,551
Accrued liabilities	213,262	49,480
	$747,479	$160,031

9.	CONVERTIBLE DEBENTURES

On February 12, 2018, the Company issued convertible debentures (the “Debentures”) for proceeds of $250,000. The debentures are unsecured, non-interest bearing and mature twelve months from the date of issue. The debenture holders are entitled at their sole discretion to convert the unpaid principal balance into common shares at a conversion rate of $0.05 per share and will convert automatically and without further action of the holders immediately prior to the Company completing a going public transaction or the listing of its shares on the Canadian Securities Exchange. The debenture holders were also issued a total of 5,000,000 warrants, which have an exercise price of $0.05 per share and which expire on February 11, 2019. These convertible debentures are accounted for according to the substance of the transaction and include both a liability component and an equity component. The initial liability component of $205,676 was calculated at the present value of interest payments and expected return of capital at a rate of 20% representing the interest rate that would have been charged for a nonconvertible debenture. The equity component of $44,324 was measured based on the residual value of the instrument taken as a whole after deducting the amount determined separately for the liability component. On October 31, 2018, NexTech began trading on the Canadian Securities Exchange. This event triggered the automatic conversion of the convertible debentures into 5,000,000 shares of the Company.

The following table summarizes the continuity of the liability components of the Company’s convertible debentures:

As at January 12, 2018 (inception)	$-
Proceeds from issuance of convertible debentures	250,000
Amount allocated to conversion options – equity	(44,324)
Accretion expenses	12,348
As at May 31, 2018	218,024
Accretion expense	18,646
Conversion of debentures to share capital	(236,670)
Balance as at May 31, 2019	$-

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

10.	SHARE CAPITAL

Authorized

As at May 31, 2019 the authorized share capital of the Company was an unlimited number of common shares.

During the year ended May 31, 2019, the Company had the following share capital transactions:

●	issued 5,000,000 shares with a value of $280,994 upon the exercise of convertible debentures (Note 9);

●	issued 9,311,500 shares for proceeds of $3,080,750 upon the conversions of share purchase warrants;

●	issued 2,000,000 shares valued at $1,620,000 for the acquisition of AR Ecomm (Note 3);

●	issued 300,000 shares valued at $114,000 for the acquisition of the edCetra license (Note 7);

●	founders contributed $318,375 to reserve with respect to a listing requirement by the Canadian Securities Exchange; and

●	cancelled 400,000 shares pertaining to the acquisition of an augmented reality license (Note 7).

During the period ended May 31, 2018, the Company had the following share issuances:

●	a founders’ round of financing of 8,225,000 common shares for proceeds of $41,125, The fair value of the shares was determined to be $411,250, based on the conversion price of the subsequent convertible debenture financing (Note 6), and the difference of $370,125 was recorded as a share-based payment;

●	a private placement of 11,213,600 units at a price of $0.25 per unit for proceeds of $2,803,400. The units were comprised of one common share and one common share purchase warrant The Company incurred finder’s fees of $238,002 in cash and this amount was charged to share issue costs;

●	issued 224,272 common shares valued at $56,068 for assistance with the private placement and this amount was charged to share issue costs;

●	issued 15,775,000 common shares at a total value of $2,093,750 to acquire license for augmented reality technology (Note 4(a));

●	issued 1,000,000 common shares at a value of $250,000 for an App portfolio (Note 4(b));

●	issued 1,000,000 common shares at a value of $250,000 for consulting services to be performed over a period of 12 months. The shares will be held in escrow and will be released on a monthly basis. During the year ended May 31, 2019, 320,000 common shares were released from escrow (2018 – 120,000) and $80,000 was recognized as an expense (2018 - $30,000).

●	issued 100,000 common shares at a value of $25,000 for the development and license of an eLearning platform which was expensed as business development fees.

On June 22, 2018, the Company and Future Farm Technologies Inc. (“Future Farm”) entered into an agreement in order to proceed with a corporate restructuring by the way of a statutory plan of arrangement (the “Arrangement”), whereby a series of share exchanges would take place with the result that the shareholders of the Future Farm will also become shareholders of the Company. The Arrangement was completed on August 30, 2018. As a result of the Arrangement, Future Farm effectively spun-out 11,000,000 of its common shares of the Company to the Future Farm shareholders on a pro rata basis.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

10.	SHARE CAPITAL (continued)

Share Purchase Warrants

On February 5, 2019, the Company announced the acceleration of the expiry date for the private placement warrants, which was set as March 7, 2019, and all remaining share purchase warrants were either exercised or expired by that date. The changes in share purchase warrants outstanding were as follows:

		Weighted
	Number	Average
	of Warrants	Exercise Price
Balance, as at January 12, 2018 (inception)	-	$-
Issued	16,213,600	0.36
Balance, as at May 31, 2018	16,213,600	0.36
Exercised	(9,311,500)	0.26
Expired	(6,902,100)	0.50
Balance, as at May 31,2019	-	$-

Stock Options

		Weighted
	Number	Average
	Of Options	Exercise Price
Balance, as at January 12, 2018 (inception) and May 31, 2018	-	$-
Granted	5,374,000	0.11
Cancelled	(100,000)	(0.29)
Balance, as at May 31,2019	5,274,000	$0.36

The table below summarizes the options outstanding and exercisable:

		Exercise	Number	Number
Date Granted	Expiry Date	Price	Outstanding	Exercisable
November 1, 2018	November 1, 2021	$0.29	3,600,000	1,440,000
November 2, 2018	November 2, 2021	$0.25	500,000	-
December 3, 2018	December 3, 2021	$0.38	83,787	27,929
January 4, 2019	January 4, 2022	$0.71	100,000	100,000
January 7, 2019	January 7, 2022	$0.81	16,213	5,405
February 15, 2019	February 15, 2022	$0.56	50,000	37,500
March 25, 2019	March 25, 2022	$0.60	100,000	-
March 28, 2019	September 28, 2021	$0.60	135,000	-
March 28, 2019	March 28, 2022	$0.60	500,000	-
April 17, 2019	April 17, 2022	$0.78	150,000	-
May 9, 2019	May 9, 2022	$0.72	39,000	-
Total			5,274,000	1,610,834

At May 31, 2019, the weighted average remaining life of the outstanding stock options was 2.50 years.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

10.	SHARE CAPITAL (continued)

The Company recorded $750,882 of share-based payments for the option granted during the year ended May 31, 2019. Share-based compensation was recognized using the graded vesting method over the vesting period of each tranche. The fair value of all options granted is estimated on the grant date using the Black-Scholes option pricing model. The weighted average grant date fair value of options granted during the year ended May 31, 2019 was $0.28.

The weighted average assumptions used in calculating the fair values are as follows:

Year ended
Weighted average	May 31, 2019
Risk free interest rate	2.17%
Expected life of options in years	3 years
Expected dividend yield	0%
Expected stock option volatility	150%
Fair value per options	$0.28

11.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into a number of transactions with key management personnel. The Company considers the executive officers and directors as the key management of the Company. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company are as follows:

		Period from
		incorporation on
	Year ended	January 12, 2018 to
	May 31, 2019	May 31, 2018
Management fees	$384,932	$50,930
Consulting fees	221,248	96,956
Administrative fees	132,565	32,000
Share-based compensation	505,153	-
	$1,243,898	$179,886

Amounts due to related parties are as follows:

Related party liabilities	May 31, 2019	May 31, 2018
CEO - fees and expenses	$62,502	$89,966
President – fees	37,190	-
Directors	2,031	7,762
Seaboard Services Corp. – CFO and accounting services	44,100	7,350
Corporate Secretary – Consulting fees	1,993	542
	$147,816	$105,620

During the year ended May 31, 2018, the Company issued a convertible debenture of $125,000 to the wife of the Chief Executive Officer. During 2019, the debenture was converted into 2,500,000 shares. There were also 5,000,000 warrants with an exercise price of $0.05 issued with respect to the debenture (Note 9).

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

11.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

During the year ended May 31, 2019, the Company acquired AR Ecomm from its CEO and COO by issuing 2,000,000 shares (Note 3).

During the year ended May 31, 2019, the Company acquired edCetra, a web-based learning platform by issuing 300,000 shares to its COO (Note 3).

12.	FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from retail sales, and sales of and subscriptions to AR technology.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financings and from convertible debentures. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the USA and a portion of the Company’s revenues and expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at May 31, 2019, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD with a net asset amount of US$105,000.

Interest Rate Risk

As at May 31, 2019, the Company did not have any interest-bearing loans or interest-bearing investments. Accordingly, the Company does not have significant interest rate risk.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

12.	FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company will have to raise additional capital to sustain its operations for the next twelve months.

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable, other payables and convertible debentures. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at May 31, 2019, the Company’s financial instruments were classified as at amortized at cost. The carrying values of the financial instruments approximate their fair value because of the short-term nature of these instruments.

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended May 31, 2019, no cash was paid for income taxes or interest (2018 - $nil).

For the year ended May 31, 2019, incurred the following non-cash investing and financing transactions:

●	5,000,000 common shares issued upon the conversion of the convertible debentures;

●	2,000,000 common shares issued valued at $1,620,000 for the acquisition of AR Ecomm; and

●	300,000 common shares issued valued at $114,000 for the acquisition of edCetra, a web-based learning platform; and

●	$212,037 of accrued salaries and consulting expenses were applied to the capital contribution (Note 10).

During the period from January 12, 2018 to May 31, 2018, the Company issued:

●	1,250,000 of the shares issued to one of the Company’s founders to settle a balance owing of $6,250;

●	15,775,000 common shares valued at $2,093,750 to acquire a technology license;

●	1,000,000 common shares to acquire an App portfolio with a value of $250,000;

●	1,000,000 common shares for consulting services to be performed. The shares will be held in escrow and will be released on a monthly basis. As at May 31, 2018, 120,000 common shares have been released from escrow and $30,000 of the consulting have been expensed; and

●	100,000 common shares to acquire a license for an internet-based training platform for business development fees.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

14.	SEGMENTED INFORMATION

For the years ended May 31, 2019 and 2018, the Company has two reportable segments:

a)	Corporate overhead, the operation of its AR technology license and services rendered for advertising revenue and the sale of apps and related advertising on IOS and Android platforms globally (“Corporate and Technology”);

b)	sale of vacuum cleaners through retail and online sales channels and sale of pet supplements through online sales channels (“E-commerce”).

Capital assets are located primarily in the United States. Operating segmented information is presented as follows:

		Corporate and
2019	E-commerce	Technology	Total
	$	$	$
Revenue	1,879,530	122,835	2,002,365
Segment loss	(84,901)	(3,637,322)	(3,722,223)
Impairment expense	-	(194,444)	(194,444)
Stock-based compensation	-	(750,882)	(750,882)
Net loss for the year	(84,901)	(4,582,648)	(4,667,549)
Identifiable assets	1,567,297	2,293,414	3,860,711
Capital expenditures (net)	9,335	111,789	121,124
Amortization and depreciation	54,260	27,186	152,283

	Corporate and
2018	Technology	Total
	$	$
Revenue	24,947	24,947
Segment income (loss)	(455,941)	(455,941)
Stock-based compensation	(370,125)	(370,125)
Net loss for the year	(826,066)	(826,066)
Identifiable assets	2,329,861	2,329,861
Capital expenditures (net)	41,912	41,912
Amortization and depreciation	14,437	14,437

15.	COMMITMENTS

The Company has an agreement with a third-party contractor to interface their proprietary software with NexTech’s AR technology to create new AR products and also to assist with the sales and marketing of those products. The Company has a commitment to pay the contractor a total of US$125,000 upon reaching certain milestones.

The Company has short-term leases on three offices, a store and two warehouses. Operating leases generally have varying terms of between 12 months and 3 years, with options to renew in some cases. Several leases have rent escalation clauses. There are no contingent rents or sublease payments applicable to any operating lease.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

15. COMMITMENTS (continued)

The Company’s future minimum payments under non-cancellable, operating lease arrangements as at May 31, 2019 are as stated in the table below:

Not later than one year	$185,352
Later than one year and not later than five years	159,828
$345,180

16.	INCOME TAXES

A reconciliation between the Company’s income tax provision computed at statutory rates to the reported income tax provision is as follows:

		Period from
	Year Ended	January 12, 2018 to
	May 31, 2019	May 31, 2018
Loss for the year before income taxes	$(4,667,549)	$(826,066)
Expected income tax recovery	(1,260,238)	(223,038)
Share issuance costs	-	(63,681)
Items not deductible for tax purposes	218,082	475
Income tax benefit not recognized	1,026,185	286,244
Income tax recovery	(15,971)	$-

The significant component of the Company’s net deferred tax assets and liabilities are as follows:

		Period from
	Year Ended	January 12, 2018 to
	May 31,	May 31,
	2019	2018
Deferred tax assets
Equipment	$7,846	$148
Share issue costs	57,428	63,519
Non capital loss carry forward	1,304,852	231,210
	1,370,127	294,877
Unrecognized deferred tax assets	(1,216,963)	(286,244)
Deferred tax assets	153,163	8,634

Deferred tax liabilities
Intangible assets	(346,598)	-
Convertible debentures	-	(8,634)
Net deferred tax liability	$(193,435)	$-

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the Year Ended May 31, 2019

(Expressed in Canadian dollars)

16.	INCOME TAXES (continued)

Deferred income tax assets are only recognized to the extent that the realization of tax benefits is determined to be probable. As at May 31, 2019, the Company has not recognized the benefit of the following deductible temporary differences:

		Period from
	Year Ended	January 12, 2018 to
	May 31,	May 31,
	2019	2018
Non capital loss carry forward	$4,081,003	$824,358
Financing costs and other	425,915	235,804
	$4,506,918	$1,060,162

As at May 31, 2019, the Company has an estimated non-capital loss for Canadian income tax purposes of approximately $4,679,000 and $148,000 for US income tax purposes that may be carried forward to reduce taxable income derived from future years. These losses expire in 2038 - 2039.

17.	EVENTS AFTER THE REPORTING DATE

The following events occurred after the reporting date:

●	The Company completed private placements and issued 2,942,964 units at a price of $0.60 per unit for gross proceeds of $1,765,779. The units sold in each private placement consisted of one common share and one-half of one common share purchase warrant. Each whole warrant allows the holder to purchase an additional share at a price of $0.70 per share for a period of 24 months.

●	The Company issued $985,500 of convertible debentures for cash with an interest rate of 9% per annum, convertible into common shares at $0.60 per share and maturing 36 months from date of issuance, with interest payable every six months from the issue date.